Filed Pursuant to Rule 433

Registration No. 333-180488

	Market-Linked Step Up Notes Linked to a Global Index Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure

An equally weighted global index basket comprised of the Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”), and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”). Each Basket Component is a price return index.

Payout Profile at Maturity

•   If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•   If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•   1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of your principal at risk

Step Up Value	[122% to 128%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$2.20 to $2.80] per unit, a [22% to 28]% return over the principal amount, to be determined on the pricing date
Threshold Value	85% of the Starting Value
Interest Payments	None.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312515122248/d905081d424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Component.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•

You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.